Exhibit 99.1

Ur-Energy Adopts Shareholder Rights Plan

Denver, Colorado (Marketwire – November 7, 2008) Ur-Energy Inc. (TSX:URE) (NYSE Alternext US:URG)  (“Ur-Energy” or “Corporation”) announces that its board of directors has approved the adoption of a shareholder rights plan (the "Rights Plan") designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Corporation's outstanding securities.

The Rights Plan was not adopted by the Corporation's board of directors in response to any specific proposal or intention to acquire control of the Corporation and the Corporation's board of directors is not aware of any specific proposal or intention by a third party to acquire control of the Corporation.

The Rights Plan is intended to provide the Corporation’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Corporation's shareholders with adequate time to properly assess a take-over bid without undue pressure.

Under the terms of the Rights Plan, Rights (as defined herein) will be issued pursuant to the Rights Plan on the record date being the close of business on November 7, 2008.  The Rights issued under the Rights Plan become exercisable only if a person acquires 20% or more of the Corporation's common shares without complying with the "permitted bid" provisions of the Rights Plan or without the approval of the Corporation’s board of directors.

Should such an acquisition occur, holders of Rights (other than the acquiring person and related persons) can purchase Ur-Energy common shares at a 50% discount to the prevailing market price (as defined in the Rights Plan) at the time such Rights become exercisable pursuant to the terms of the Rights Plan (the “Rights”).

The Toronto Stock Exchange (“TSX”) has accepted notice of filing of the Rights Plan.  Although the Rights Plan will take effect immediately, in accordance with the TSX requirements the Corporation will seek approval and ratification by Ur-Energy shareholders at the next annual and special meeting of shareholders to be held no later than six months from November 7, 2008.  If so ratified, the Rights Plan must be confirmed by shareholders at every third annual shareholders' meeting thereafter until its expiry in 2018. If the Rights Plan is not ratified within the next six months, the Rights Plan and all of the Rights outstanding will terminate.

A copy of the Rights Plan will be available shortly to the public on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production as well as to build out its own two-million-pounds-per-year in situ uranium processing facility.  Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States.  Shares of the Corporation trade on the Toronto Stock Exchange under the symbol “URE” and on NYSE Alternext, formerly the American Stock Exchange, under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado USA and its registered office is located in Ottawa, Ontario Canada. For further information, visit Ur-Energy’s website www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.